Via Facsimile and U.S. Mail
Mail Stop 6010

August 27, 2008

Mr. Abraham Havron
Chief Executive Officer
Modigene Inc.
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140

Re: Modigene Inc.
     Form 10-KSB/A for the Year Ended December 31, 2007
     Form 10-Q/A for the Quarter Ended March 31, 2008
     File No. 000-52691

Dear Mr. Havron:

　　We have reviewed your August 11, 2008 response to our July 25, 2008 letter and amendments to Forms 10-KSB and 10-Q filed August 13, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

10-KSB/A for the Year Ended December 31, 2007

General

1.　Please refer to the requirement to file an Item 4.02 Form 8-K when previously issued financial statements can no longer be relied upon because of an error in the financial statements.

Item 6. Management's Discussion and Analysis

2.　Please revise MD&A to provide introductory disclosure of the effects of the restatement.

3.　Your amendment includes only the critical accounting policies section of Item 6 and not the complete text as required by Rule 12b-15 of the Exchange Act. Please revise to include the complete text of each item amended. This comment also applies to Item 2 in your amended Form 10-Q for March 31, 2008.

Item 8A(T). Controls and Procedures

4. In light of your restatements, please discuss how you have reevaluated the effectiveness of your disclosure controls and procedures and internal control over financial reporting (collectively "controls and procedures") for the periods affected. If you determined that your controls and procedures were effective, despite the restatements, disclose in your amendments how management concluded that your controls and procedures were effective. If management determined that your controls and procedures were not effective, describe the material weaknesses and the mitigating steps you have taken to correct them. Please disclose any changes in internal control over financial reporting to correct the weaknesses that resulted in the restatement. Please refer to paragraph (b) of Item 308T of Regulation S-B. This comment also applies to your amended Form 10-Q for March 31, 2008.

Management's Annual Report on Internal Control Over Financial Reporting

5. If true, clearly state that management's evaluation of the effectiveness of internal control over financial reporting was conducted in accordance with the interpretive guidance issued in Release No. 34-55929.

Exhibits 31.1 and 31.2

6. Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses your officers' responsibility for establishing and maintaining internal control over financial reporting and include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant